Exhibit (h)(71)
AMENDMENT
OF
PARTICIPATION AGREEMENT
     This Amendment dated as of December 17, 2008 is by and among American General Annuity Insurance Company, now, by change of name, AIG ANNUITY INSURANCE COMPANY (the “Company”), a Texas corporation, on its own behalf and on behalf of each separate account of the Company named in Schedule 1 to Participation Agreement (as defined below), PREMIER VIT (formerly “OCC Accumulation Trust”), an open-end diversified management investment company organized under the laws of the State of Massachusetts (the “Fund”), and ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC (successor in interest to OCC Distributors), a Delaware limited liability company (“AGI Distributors”).
     WHEREAS, the Company, the Fund and AGI Distributors have entered into a Participation Agreement on December 23, 1999 (the “Participation Agreement”); and
     WHEREAS, the Company, the Fund and AGI Distributors desire to amend the Participation Agreement.
     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:
     1. Anti-Money Laundering. The following provision shall be added to the Participation Agreement as its last numbered Sub-Section under Section 1 and it shall be numbered accordingly:
     Each party to this Agreement hereby agrees to abide by and comply with all applicable anti-money laundering laws and regulations including the Money Laundering Abatement Act and relevant provisions of the USA Patriot Act of 2001. Each party represents that it has established an Anti-Money laundering Program that complies with all material aspects of the USA Patriot Act of 2001 and other applicable anti-money laundering laws and regulations. Each party also hereby agrees to take action to comply with any new or additional anti-money laundering regulations. The Company will use best efforts to obtain and verify the requisite information with respect to each investor on whose behalf the Company is acting with respect to the Fund and the Company agrees to notify the Underwriter promptly whenever potential indications of suspicious activity or Office of Foreign Asset Control matches are detected with respect to any such investor.
     2. Reports and Proxy Statements. Section 3.3 is revised to read it its entirety as follows:
The Fund, at its expense: (a) shall provide the Company with copies of its reports to shareholders and other communications to shareholders in such quantity as the Company shall reasonable request; and (b) shall bear the costs of distributing such communications as well as non-routine materials, such as prospectus supplements and information statement materials, to existing contract owners or participants; provided, however, that upon notification of an upcoming proxy mailing, the Company shall provide to the Fund’s print/mail vendor a list of client-shareholder addresses as of the requested record date for inclusion in the proxy mailing. All Fund proxy materials shall be printed and distributed at the expense of Fund, fund agent or an affiliate.
     3. Continuation. Except as set forth above, the Participation Agreement shall remain in full force and effect in accordance with its terms.
     4. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized representative as of the day and year first above written.
AIG ANNUITY INSURANCE COMPANY

By: Name:	/s/ Thomas M. Ward Thomas M. Ward
Title:	Director, Investments and Administrative Officer

PREMIER VIT

By:	/s/ Brian Shlissel

Name:	Brian Shlissel
Title:	President and Chief Executive Officer

ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

By:	/s/ Andrew Meyers

Name:	Andrew Meyers
Title:	Managing Director